Exhibit 99.1

Internet Gold Reports Financial Results For the

Fourth Quarter and Full Year of 2018

- The company withhold payments to its debenture holders until further notice and due to that long-term debt was classified to current maturities -

Ramat Gan, Israel - March 28, 2019 - Internet Gold - Golden Lines Ltd. (“the Company”) (NASDAQ Global Select Market and TASE: IGLD), a holding company with the controlling interest in B Communications Ltd. (NASDAQ and TASE: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corporation Ltd. (TASE: BEZQ), today reported its financial results for the fourth quarter and year ended December 31, 2018.

In January 2019, the Company reported that because of its inability to sell its ownership interest in its B Communications subsidiary to generate funds, it intends to withhold payments to its debenture holders until further notice.

Taking into consideration the accounting and financial circumstances with respect to the results and valuations of our subsidiary, Bezeq, which were brought to the Company's attention lately, but which impact Bezeq’s financial statements as of and for the year ended December 31, 2018, the Company's debt was classified as "short-term".

It should be clarified that this classification is under examination and will be examined up to the date our audited annual financial statements are issued and may change depending on the circumstances and progress of the negotiations and arrangements detailed in this report.

Internet Gold’s Unconsolidated Financial Liabilities and Liquidity

As of December 31, 2018, Internet Gold’s unconsolidated liquidity balances comprised of cash and cash equivalents and short-term investments totaled NIS 136 million ($37 million), its unconsolidated financial liabilities totaled NIS 739 million ($197 million) and its unconsolidated net debt totaled NIS 603 million ($160 million).

(In millions)	December 31,	December 31,	December 31,
	2018	2018	2017
	NIS	US$	NIS

Series C debentures	22	6	43
Series D debentures	717	191	780
Total financial liabilities	739	197	823

Cash and cash equivalents	69	19	21
Short-term investments	67	18	174
Total liquidity	136	37	195

Net debt	603	160	628

* The outstanding balance of Series D debentures as of December 31, 2018 includes NIS 13 million ($3 million) arising from the initial implementation of IFRS9. It should be noted that the increase in the outstanding Series D debentures balance will not increase the Company's future debt repayments and will decrease the Company's finance expenses over the term of the debentures.

Internet Gold's Fourth Quarter and Full Year Consolidated Financial Results

Internet Gold's consolidated revenues for the fourth quarter of 2018 totaled NIS 2.32 billion ($621 million), a 5.4% decrease from the NIS 2.46 billion reported in the fourth quarter of 2017. For the full year 2018, Internet Gold's revenues totaled NIS 9.32 billion ($2.48 billion), a 4.8% decrease from NIS 9.8 billion reported in 2017. For both the current and the prior year periods, Internet Gold's consolidated revenues consisted entirely of Bezeq’s revenues.

Internet Gold's consolidated operating loss for the fourth quarter of 2018 totaled NIS 2.18 billion ($582 million) compared to operating profit of NIS 259 million in the fourth quarter of 2017. For the full year 2018, Internet Gold's consolidated operating loss totaled NIS 1.4 billion ($374 million), compared to operating profit of NIS 1.6 billion in 2017. The loss in 2018 is mainly due to non-cash impairment charges at Bezeq of NIS 1.7 billion ($447 million) mainly with respect to its investment in DBS (Bezeq’s satellite broadcasting subsidiary), the NIS 559 million ($149 million) provision for early retirement of Bezeq employees, and impairment charges at B Communications of NIS 656 million ($175 million) with respect to Pelephone and Bezeq International (Bezeq’s cellular communications and international communications and internet services subsidiaries).

Internet Gold's consolidated loss for the fourth quarter of 2018 totaled NIS 2.16 billion ($576 million) compared to net profit of NIS 14 million in the fourth quarter of 2017. For the full year 2018, Internet Gold's consolidated loss totaled NIS 2.02 billion ($539 million) compared to net profit of NIS 675 million in 2017.

Internet Gold's loss attributable to shareholders for the fourth quarter of 2018 was NIS 553 million ($148 million) compared to a loss of NIS 57 million in the fourth quarter of 2017. For the full year 2018, Internet Gold's loss attributable to shareholders was NIS 754 million ($201 million) compared to a loss of NIS 15 million in 2017.

Internet Gold's Fourth Quarter and Full Year Unconsolidated Financial Results

(In millions)	Three months ended December 31,			Year ended December 31,
	2018	2018	2017	2018	2018	2017
	NIS	US$	NIS	NIS	US$	NIS
Financing expenses, net	(11)	(3)	(26)	(40)	(11)	(60)
Operating expenses	(4)	(1)	(3)	(10)	(2)	(6)
Interest in B Communication's net profit (loss)	(539)	(144)	(28)	(705)	(188)	51
Net loss	(554)	(148)	(57)	(755)	(201)	(15)

As of December 31, 2018, Internet Gold held approximately 65% of B Communications' outstanding shares. Accordingly, Internet Gold's interest in B Communications' loss for the fourth quarter of 2018 totaled NIS 539 million ($144 million) compared to a loss of NIS 28 million in the fourth quarter of 2017. For the full year 2018, Internet Gold's interest in B Communications' loss totaled NIS 705 million ($188 million) compared to net profit of NIS 51 million in 2017. At present, the Company's percentage ownership in B Communications is 51.95% due to the dilutive effect of a private placement of B Communications' ordinary shares on January 20, 2019.

As of December 31, 2018, Internet Gold's equity deficit totaled NIS 490 million ($130 million), while the market value of its stake in B Communications was NIS 426 million ($114 million). The market value was lower than Internet Gold’s net financial debt by NIS 179 million ($48 million). As of March 26, 2019, the market value of Internet Gold’s stake in B Communications was NIS 137 million ($37 million) which is lower than Internet Gold’s net financial debt.

Internet Gold’s unconsolidated net financial expenses in the fourth quarter of 2018 totaled NIS 11 million ($3 million) compared to NIS 26 million in the fourth quarter of 2017. Net financial expenses in the fourth quarter included NIS 10 million ($3 million) of interest and CPI linkage expenses related to its publicly-traded debentures in addition to a financial loss of NIS 1 million ($260 thousands) generated by short term investments.

Internet Gold’s unconsolidated net financial expenses in 2018 totaled NIS 40 million ($11 million) compared to NIS 60 million in 2017. Net financial expenses in 2018 included NIS 45 million ($12 million) of interest and CPI linkage expenses related to its publicly-traded debentures. These expenses were partially offset by financial income of NIS 5 million ($1 million) generated by short term investments.

Internet Gold's unconsolidated loss for the fourth quarter of 2018 was NIS 554 million ($148 million) compared to a loss of NIS 57 million reported in the fourth quarter of 2017.

For the full year 2018, Internet Gold's unconsolidated loss totaled NIS 755 million ($201 million) compared to a loss of NIS 15 million in 2017. The increased loss in 2018 was mainly due to non-cash impairment charges at Bezeq of NIS 1.7 billion ($447 million) mainly with respect to its investment in DBS, the NIS 559 million ($149 million) provision for early retirement of Bezeq employees, and impairment charges of B Communications of NIS 656 million ($175 million) with respect to Pelephone and Bezeq International and.

Notes:

Convenience translation to U.S. Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.748 = US$ 1 as published by the Bank of Israel for December 31, 2018.

IFRS 16

Effective January 1, 2018 ("the Initial Application Date"), the Bezeq Group early adopted IFRS 16, Leases (“IFRS16” or "the Standard "). The main effect of early adoption of IFRS16 is reflected in the cancellation of the existing requirement that lessees classify leases as operating (off-balance sheet) or financing leases. The new Standard presents a uniform model for the accounting treatment of all leases, pursuant to which the lessee is to recognize the asset and the liability in respect of the lease in its financial statements. The Standard also sets out new disclosure requirements that are more extensive than the existing requirements. Accordingly, until the Initial Application Date, the Bezeq Group classified most of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets.

In accordance with IFRS16, for agreements in which the Bezeq Group is the lessee, the Bezeq Group applies a unified accounting model, by which it recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Bezeq Group has a right to control identified assets for a specified period of time. Accordingly, the Bezeq Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36, Impairment of Assets (hereinafter: “IAS 36”) and recognizes financing expenses on a lease liability. Therefore, as from the Initial Application Date, lease expenses relating to assets leased under an operating lease, which were presented as part of general and administrative expenses in the income statement, are recognized as assets and written down as depreciation and amortization expenses.

The Bezeq Group applies the standard using the cumulative effect approach without a restatement of comparative information.

In respect of all the leases, the Bezeq Group has elected to apply the transitional provision of recognizing a lease liability at the Initial Application Date according to the present value of the future lease payments discounted at the incremental interest rate of the lessee at that date and concurrently recognizing a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the Initial Application Date. Therefore, application of the standard did not have an effect on the balance of the Bezeq Group’s retained earnings at the Initial Application Date.

Upon initial application, the Bezeq Group also elected to apply the following expedients, as permitted by the standard:

a.	Relying on a previous assessment of whether an arrangement is a lease or contains a lease at the application date of the standard. Accordingly, the agreements that were previously classified as operating leases are accounted for in accordance with the new Standard, and the agreements that were previously classified as service contracts continue to be accounted for as such without change.

b.	Applying a single discount rate to a portfolio of leases with similar characteristics.

c.	Not separating non-lease components from the lease components and accounting for all the components as a single lease component.

d.	Relying on a previous assessment of whether a contract is onerous in accordance with IAS 37 at the transition date, as an alternative to assessing the impairment of right-of-use assets.

e.	Excluding initial direct costs from the measurement of the right-of-use asset at the Initial Application Date.

f.	Using hindsight in determining the lease period if the contract includes options to extend or cancel the lease.

Presented below are the principal accounting policies for leases in which the Bezeq Group is the lessee, which were applied as from January 1, 2018 following the application of the Standard:

(1)	Determining whether an arrangement contains a lease

At the inception of the arrangement, the Bezeq Group determines whether the arrangement is or contains a lease and examines whether the arrangement transfers the right to control the use of an identifiable asset for a period of time in return for payment. When assessing whether the arrangement transfers control over the use of an identifiable asset, the Bezeq Group estimates, over the lease term, whether it has both rights set out below:

(A) The right to essentially obtain all the economic rewards associated with the use of the identifiable asset

(B) The right to direct the use of the identifiable asset

For lease contracts that include non-lease components, such as services or maintenance, which are related to a lease component, the Bezeq Group elected to account for the contract as a single lease component without separating the components.

(2)	Leased assets and lease liability

Contracts that award the Bezeq Group the right to control the use of an identifiable asset over a period of time for a consideration are accounted for as leases. At initial recognition, the Bezeq Group recognizes a liability at the present value of the future minimum lease payments (these payments do not include variable lease payments that are not linked to the CPI, or to any change in the rate of interest, or any change in the exchange rate), and concurrently, the Bezeq Group recognizes a right-of-use asset at the amount of the liability, adjusted for lease payments paid in advance or accrued, plus direct costs incurred in the lease.

Since the interest rate implicit in the lease is not readily determinable, the incremental borrowing rate of the Bezeq Group is used (the borrowing rate that the Bezeq Group would be required to pay to borrow the amounts required to obtain an asset at a similar value to the right-of-use asset in a similar economic environment, in a similar period and with similar collateral).

Subsequent to initial recognition, the asset is accounted for using the cost model and it is amortized over the lease term or the useful life of the asset (whichever is earlier).

(3)	The lease terms

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the Bezeq Group will exercise or not exercise the option.

(4)	Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

Type of asset	Weighted average depreciation period as of January 1, 2018 (In years)
Cellular communications sites	6.5
Buildings	7
Vehicles	2

At the Initial Application Date of IFRS 16, the Bezeq Group recognized right-of-use assets and lease liabilities in the amount of NIS 1.5 billion.

In measurement of the lease liabilities, the Bezeq Group discounted lease payments using the nominal incremental borrowing rate at January 1, 2018. The discount rates used to measure lease liabilities range between 1.3% and 3.6% (weighted average of 1.5%). This range is affected by differences in the lease term.

The difference between the Bezeq Group’s agreements for the minimum contractual lease payments in the amount of NIS 1,020 million, as reported in Note 21A to the Annual Financial Statements, and the lease liabilities recognized at the Initial Application Date, amounting to NIS 1.5 billion, is mainly due to the options for extending the lease, which will most likely be exercised, which were not included in Note 21A to the Annual Statements.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold holds the controlling interest in B Communications, which in turn holds the controlling interest in Bezeq. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

At this stage, there is no certainty regarding the outcome of the discussions and contacts with the debenture holders and shareholders, but the Company's Board of Directors believes that in light of the current circumstances described in the Company's recent reports, it is obliged to participate in such discussions, both transparently and in good faith.

For further information, please contact:

Yuval Snir– IR Manager

yuval@igld.com / Tel: +972-3-924-0000

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at December 31,

(In millions)

	2018	2018	2017
	NIS	US$	NIS
	Unaudited	Unaudited	Audited
Current Assets
Cash and cash equivalents	1,173	313	2,408
Investments	1,847	493	769
Trade receivables	1,773	473	1,915
Other receivables	272	72	270
Related party	-	-	43
Inventory	97	26	125
Total current assets	5,162	1,377	5,530

Non-Current Assets
Trade and other receivables	470	125	493
Property, plant and equipment	6,346	1,693	6,940
Intangible assets	4,190	1,118	5,840
Deferred expenses and investments	507	135	558
Broadcasting rights	60	16	454
Right of use assets	1,504	401	-
Deferred tax assets	1,205	322	1,019
Investment Property	58	16	-
Total non-current assets	14,340	3,826	15,304

Total assets	19,502	5,203	20,834

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at December 31, (cont’d)

(In millions)

	2018	2018	2017
	NIS	US$	NIS
	Unaudited	Unaudited	Audited
Current Liabilities
Bank loans and credit and debentures	4,724	1,260	1,955
Leases liabilities	445	119	-
Trade and other payables	1,714	457	1,735
Current tax liabilities	8	2	160
Provisions	175	47	94
Employee benefits	581	155	280
Total current liabilities	7,647	2,040	4,224

Non-Current Liabilities
Bank loans and debentures	9,637	2,571	13,149
Leases liabilities	1,106	295	-
Employee benefits	445	119	272
Other liabilities	175	47	234
Provisions	38	10	40
Deferred tax liabilities	401	107	459
Total non-current liabilities	11,802	3,149	14,154

Total liabilities	19,449	5,189	18,378

Equity (equity deficit)
Attributable to shareholders of the Company	(490)	(130)	177
Non-controlling interests	543	144	2,279
Total equity	53	14	2,456

Total liabilities and equity	19,502	5,203	20,834

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Income for the Year Ended December 31,

(In millions except per share data)

	2018	2018	2017
	NIS	US$	NIS
	Unaudited	Unaudited	Audited

Revenues	9,321	2,487	9,789

Costs and expenses
Depreciation and amortization	2,364	631	2,117
Salaries	1,995	532	2,008
General and operating expenses	3,405	908	3,911
Loss from impairment of assets	2,331	622	129
Other operating expense, net	634	169	20

	10,729	2,862	8,185

Operating profit (loss)	(1,408)	(375)	1,604

Financing expenses, net	571	152	577

Profit (loss) after financing expenses, net	(1,979)	(527)	1,027

Share of loss in
equity-accounted investee	2	1	5

Profit (loss) before income tax	(1,981)	(528)	1,022

Income tax expenses	40	11	347

Net profit (loss) for the year	(2,021)	(539)	675

Profit (loss) attributable to:
Shareholders of the company	(754)	(201)	(15)
Non-controlling interests	(1,267)	(338)	690

Net profit (loss) for the year	(2,021)	(539)	675

Loss per share
Basic	(31.3)	(8.35)	(0.82)
Diluted	(31.3)	(8.35)	(0.82)

Effect of Early Adoption of IFRS16

The tables below summarize the effects on the consolidated statement of financial position as at December 31, 2018 and on the consolidated statements of income for 2018, assuming the Bezeq Group's previous policy regarding leases continued during that period.

Effect on the consolidated statement of financial position as at December 31, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
(In millions)	NIS	NIS	NIS

Other receivables	324	(52)	272
Property, plant and equipment	6,348	(2)	6,346
Intangible assets	4,191	(1)	4,190
Right-of-use assets	-	1,504	1,504
Trade and other payables	1,803	(89)	1,714
Short-term lease liabilities	-	445	445
Long-term lease liabilities	-	1,106	1,106
Equity attributable to shareholders	(487)	(3)	(490)
Non-controlling interests	553	(10)	543

Effect on the consolidated statement of income for the year ended December 31, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
(In millions)	NIS	NIS	NIS

General and operating expenses	3,817	(412)	3,405
Depreciation and amortization	1,965	399	2,364
Loss from impairment of assets	2,328	3	2,331
Operating loss	(1,418)	10	(1,408)
Financing expenses, net	545	26	571
Loss after financing expenses	(1,963)	(16)	(1,979)
Loss before income tax	(1,965)	(16)	(1,981)
Income tax	43	(3)	40
Loss for the period	(2,008)	(13)	(2,021)
Loss attributable to shareholders of the Company	(751)	(3)	(754)
Loss attributable to non-controlling interests	(1,257)	(10)	(1,267)

Designated Disclosure with Respect to the Company's Projected Cash Flows

In connection with the issuance of the Series D Debentures in 2014, we undertook to comply with the "hybrid model disclosure requirements" as determined by the Israeli Securities Authority and as described in the prospectus governing our Series D Debentures.

This model provides that in the event certain financial "warning signs" exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series D Debentures.

In examining the existence of warning signs as of December 31, 2018, our board of directors noted that our unconsolidated unaudited cash flow statement for the quarter ended December 31, 2018 reflects, as expected, a continuing negative cash flow from operating activities of NIS 4 million. In addition, the Company’s unconsolidated unaudited statements of financial position as of December 31, 2018, reflect that the Company had an equity deficit of NIS 488 million and negative working capital of approximately NIS 602 million as of such date. The negative working capital is a result of the classification of the Compan'y long term debt of NIS 630 million to „short term“.

As long as the Company does not reach understandings with its debenture holders by the signing date of its annual financial statements which will cause the insolvancy of the Company, the auditors report for the Company's annual financial statements will include a "going concern warning". At this stage, and as detailed in this report, the Company is negotiating with both its debenture holders and shareholders and there is no certainty as to the success of the negotiations.

The Midroog rating agency has assessed that there is a high level of certainty of a default with respect to the Company’s two outstanding series of Debentures (Series C and D). The Company reported in January 2019 that because it is unable to sell its ownership interest in B Communications to generate funds, it intends to withhold payments to the debenture holders until further notice. The debenture holders who appointed joint representatives to address the situation may initiate an insolvency proceeding against the Company at any time. As part of the Company’s ongoing efforts to sell the B Communications shares, on February 11, 2019, it published the key terms proposed by a potential acquirer, Searchlight Capital Partners, L.P. (“SCP”), to purchase these shares. The Company’s debenture holders rejected the offer on February 17, 2019 and on March 13, 2019, they ultimately rejected SCP’s improved second offer that had valued the B Communications shares at NIS 20.00 per share.

As of this date, the Company is in continuous discussions with its debenture holders in order to formulate agreements regarding the structure of the Company's debt, including taking into account the cessation of payments to the debenture holders, as noted in the Company's previous reports to the public.

As reported by the Company, the negotiations with the Searchlight Fund for the purchase of the B Communications shares owned by the Company did not result in a binding agreement and the approvals and recommendations requested by the debenture holders in the shareholders' meetings were ultimately not approved by the Searchlight Fund.

The Company and the debenture holders are continuing the aforementioned negotiations and are examining possibilities for holding a joint discussion with representatives of B Communications in order to formulate understandings regarding the possibility of making an investment in B Communications, thus enabling the Company to continue its efforts to sell its interest in B Communications.

Concurrently with the aforementioned discussions, the debenture holders extended the interest payment dates and the principal in a timely manner in order to allow sufficient time for reaching an agreement.

Nothing herein shall constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Recent Developments at B Communications

On March 19, 2019, Bezeq announced that it expected to write off NIS 1.5 billion ($416 million) in its 2018 financial statements due to the impairment of assets in its satellite TV subsidiary. As a result, B Communications was required to incur additional impairment charges in its consolidated statement of financial position, which resulted in being below its debt covenants requiring minimum shareholders’ equity and a minimum ratio of shareholders’ equity to total balance sheet on an unconsolidated basis as of December 31, 2018.

On March 20, 2019, B Communications announced that it intends to withhold payments to its debenture holders until further notice.

During the past week, B Communications held initial meetings with its debenture holders as well as internal meetings, in order to formulate a plan that is mutually agreeable to B Communications and its debenture holders. No assurance can be given that such efforts will be successful or that the debenture holders will not seek other alternatives.

Concurrently, B Communications' management began and intends to continue its discussions with its shareholders in good faith and transparency in order to examine investment possibilities on behalf of the shareholders. There is no certainty that the discussions will mature or will ultimately be successful.

Internet Gold’s Unconsolidated Statement of Financial Position as at December 31,

(In millions)	2018	2018	2017
	NIS	US$	NIS
	Unaudited	Unaudited	Audited

Current assets
Cash and cash equivalents	69	18	21
Other receivables	2	1	-
Short-term investments	67	18	174
Total current assets	138	37	195

Non-current assets
Investment in an investee (*)	110	29	807

Total assets	248	66	1,002

Current liabilities
Current maturities of debentures	726	193	97
Other payables	12	3	16
Total current liabilities	738	196	113

Non-current liabilities
Debentures	-	-	712

Total liabilities	738	196	825

Equity (equity deficit)	(490)	(130)	177

Total liabilities and equity	248	66	1,002

(*) Investment in B Communications.